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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             REPORT ON FORM 6-K DATED FOR THE MONTH OF OCTOBER, 2006

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                               COPA HOLDINGS, S.A.
                 (Translation of Registrant's Name Into English)

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       Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
                           Urbanizacion Costa del Este
                       Complejo Business Park, Torre Norte
                                 Parque Lefevre
                               Panama City, Panama
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [X]   Form 40-F [ ]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ____)

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Enclosure: Press Release - COPA AIRLINES REPORTS AN 88.70 PERCENT ON-TIME
PERFORMANCE LEVEL FOR 3RD QUARTER 2006

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                 COPA AIRLINES REPORTS AN 88.70 PERCENT ON-TIME
                     PERFORMANCE LEVEL FOR 3RD QUARTER 2006

       COPA'S ON-TIME PERFORMANCE AND FLIGHT-COMPLETION RATES DEMONSTRATE
               THE EFFICIENCY OF THE AIRLINE'S HUB OF THE AMERICAS

    PANAMA CITY, Oct. 19 /PRNewswire-FirstCall/ -- Copa Airlines has reported an
88.70 percent on-time performance level for 3rd quarter 2006, with a flight-completion factor of 99.71 percent, maintaining Copa's ranking among the best in the aviation industry. The airline's cumulative on-time performance and flight-completion rates for the first nine months of the year are 90.86 percent and 99.71 percent, respectively.

    "Our outstanding on-time performance during the first three quarters of the year is a prime example of our ongoing effort to provide the highest level of service," said Jorge Garcia, Commercial Vice President, Copa Airlines.

    "These on-time performance and flight-completion rankings demonstrate the efficiency of our Hub of the Americas in Panama City, as well as the advantages of having one of the youngest fleets in the world and a highly trained and dedicated staff," Garcia added.

    The airline measures on-time performance utilizing the U.S. Department of Transportation industry standard, which consists of a maximum 14-minute variation from the scheduled arrival time. Copa's fleet consists of Boeing 737 Next Generation and Embraer 190AR aircraft.

    Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa offers more than 110 daily flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental have a strategic alliance that includes joint participation in Continental's award-winning frequent flyer program, OnePass. For more information, visit http://www.copaair.com.

CPA-G

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                          Copa Holdings, S.A.
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                                                          (Registrant)

Date:  10/19/2006
                                                          By:    /s/ Victor Vial
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                                                          Name:  Victor Vial
                                                          Title: CFO